SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Arch Chemicals, Inc.
(Name of Subject Company (Issuer))

LG Acquisition Corp.

an indirect wholly owned subsidiary of

Lonza Group Ltd.
(Name of Filing Persons (Offerors))

Common stock, par value $1.00 per share
(Title of Class of Securities)

03937R102
(CUSIP Number of Class of Securities)

Marc Funk, Esq.
Group General Counsel, Senior Vice President
Lonza Group Ltd.
Münchensteinerstrasse 38
CH-4002 Basel, Switzerland
+41 61 316 81 11
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:

Scott Waldman, Esq.	Kevin T. Collins, Esq.
Vice President and Secretary	Tobias L. Knapp, Esq.
LG Acquisition Corp.	Jenner & Block LLP
90 Boroline Road	919 Third Avenue
Allendale, New Jersey 07401	New York, New York 10022
(201) 316-9200	(212) 891-1600

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$1,244,271,815.20	$144,460

(1)

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0−11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $47.20, the per share tender offer price, by 26,361,691 shares of common stock of Arch Chemicals, Inc., which includes (a) 25,431,974 shares of common stock issued and outstanding; (b) 39,547 shares of common stock subject to outstanding options; (c) 323,778 shares of common stock subject to or deemed subject to outstanding performance unit awards; (d) 289,735 shares of common stock subject to or deemed subject to outstanding restricted stock unit awards; and (e) 276,657 shares of common stock subject to or deemed subject to outstanding phantom share awards.

(2)

The filing fee was calculated in accordance with Rule 0−11 of the Exchange Act and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010. Such fee equals 0.0001161 of the transaction value.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by (i) LG Acquisition Corp., a Virginia corporation (“Purchaser”) and an indirect wholly owned subsidiary of Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Arch Chemicals, Inc., a Virginia corporation (the “Company”), at a price of $47.20 per Share, net to the holder thereof in cash, without interest thereon and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 15, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

          Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of July 10, 2011 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Purchaser and Parent, a copy of which is incorporated by reference as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

          The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2. Subject Company Information.

          (a) The subject company and issuer of the securities subject to the Offer is Arch Chemicals, Inc. Its principal executive office is located at 501 Merritt 7, Norwalk, CT 06851, and its telephone number is (203) 229-2900.

          (b) This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares for $47.20 per Share, net to the holder thereof in cash, without interest thereon and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The information set forth in the “Introduction” to the Offer to Purchase is incorporated in this Schedule TO by reference.

          (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in the section of the Offer to Purchase entitled “Section 6—Price Range of Shares; Dividends” and is incorporated in this Schedule TO by reference.

Item 3. Identity and Background of Filing Person.

          (a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Section 9—Certain Information Concerning Purchaser and Parent” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4. Terms of the Transaction.

          (a)(1)(i)−(viii), (x), (xii) The information set forth in the “Introduction,” “Summary Term Sheet” and in the sections of the Offer to Purchase entitled “Section 1—Terms of the Offer,” “Section 2—Acceptance for Payment and Payment,” “Section 3—Procedures for Tendering Shares,” “Section 4—Withdrawal Rights,” “Section 5—Material United States Federal Income Tax Consequences,” “Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration Under the Exchange Act; Margin Regulations” and “Section 15—Conditions of the Offer” is incorporated in this Schedule TO by reference.

          (a)(1)(ix), (xi) Not applicable.

          (a)(2)(i)−(v) and (vii) The information set forth in the “Introduction,” “Summary Term Sheet” and in the sections of the Offer to Purchase entitled “Section 1—Terms of the Offer,” “Section 5—Material United States Federal Income Tax Consequences,” “Section 11—Background of the Offer” and “Section 12—Purpose of the Offer; Plans for the Company; Shareholder Approval; Appraisal Rights” is incorporated in this Schedule TO by reference.

          (a)(2)(vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

          (a), (b) The information set forth in the “Summary Term Sheet” and in the sections of the Offer to Purchase entitled “Section 9—Certain Information Concerning Purchaser and Parent,” “Section 11—Background of the Offer” and “Section 12—Purpose of the Offer; Plans for the Company; Shareholder Approval; Appraisal Rights” is incorporated in this Schedule TO by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

          (a), (c)(1), (c)(3−7) The information set forth in the “Introduction,” “Summary Term Sheet” and in the sections of the Offer to Purchase entitled “Section 11—Background of the Offer,” “Section 12—Purpose of the Offer; Plans for the Company; Shareholder Approval; Appraisal Rights,” “Section 14—Dividends and Distributions” and “Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration Under the Exchange Act; Margin Regulations” is incorporated in this Schedule TO by reference.

          (c)(2) None.

Item 7. Source and Amount of Funds or Other Consideration.

          (a), (b), (d) The information set forth in the section of the Offer to Purchase entitled “Section 10—Source and Amount of Funds” is incorporated in this Schedule TO by reference.

Item 8. Interest in Securities of the Subject Company.

          (a) None.

          (b) The information set forth in the section of the Offer to Purchase entitled “Section 9—Certain Information Concerning Purchaser and Parent” is incorporated in this Schedule TO by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

          (a) The information set forth in the “Introduction” and in the section of the Offer to Purchase entitled “Section 17—Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10. Financial Statements of Certain Bidders.

          (a), (b) Not applicable.

Item 11. Additional Information.

          (a)(1) The information set forth in the “Summary Term Sheet” and the section of the Offer to Purchase entitled “Section 12—Purpose of the Offer; Plans for the Company; Shareholder Approval; Appraisal Rights,” is incorporated in this Schedule TO by reference.

          (a)(2) and (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Section 12—Purpose of the Offer; Plans for the Company; Shareholder Approval; Appraisal Rights,” and “Section 16—Certain Legal Matters; Regulatory Approvals” is incorporated in this Schedule TO by reference.

          (a)(4) The information set forth in the section of the Offer to Purchase entitled “Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration Under the Exchange Act; Margin Regulations” is incorporated in this Schedule TO by reference.

          (a)(5) None.

          (b) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 15, 2011
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on July 15, 2011
(a)(1)(G)	Form of Notice to Participants in the Arch Chemicals, Inc. Contribution Employee Ownership Plan
(a)(1)(H)	Form of Instruction Form for Participants in the Arch Chemicals, Inc. Contribution Employee Ownership Plan
(a)(1)(I)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D−9 of Arch Chemicals, Inc. filed July 15, 2011, incorporated herein by reference
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)

Joint Press Release issued by Lonza Group Ltd. and Arch Chemicals, Inc., dated July 11, 2011, incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO of LG Acquisition Corp. filed July 11, 2011.

(a)(5)(B)	Presentation to Investors, dated July 11, 2011, incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO of LG Acquisition Corp. filed July 11, 2011
(a)(5)(C)	Transcript of Analyst Conference Call, incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(D)	Transcript of Analyst Conference Call, incorporated herein by reference to Exhibit (a)(5)(D) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(E)	FAQ for Customers, incorporated herein by reference to Exhibit (a)(5)(E) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(F)	FAQ for Suppliers, incorporated herein by reference to Exhibit (a)(5)(F) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(G)	Transcript of Media Conference Call, incorporated by reference to Exhibit (a)(5)(G) to Schedule TO of LG Acquisition Corp. filed July 13, 2011
(a)(5)(H)	Transcript of Media Conference Call, incorporated by reference to Exhibit (a)(5)(H) to Schedule TO of LG Acquisition Corp. filed July 13, 2011
(a)(5)(I)	Joint Press Release issued by Lanza Group Ltd. and Arch Chemicals, Inc., dated July 15, 2011
(b)(1)	Mandate Letter, dated as of July 10, 2011, by and among Lonza Group Ltd. and the Initial Banks named therein
(b)(2)	Ancillary Letter, dated as of July 13, 2011, by and among Lonza Group Ltd. and the Initial Banks named therein
(d)(1)

Agreement and Plan of Merger, dated as of July 10, 2011, by and among Lonza Group Ltd., LG Acquisition Corp. and Arch Chemicals, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of Arch Chemicals, Inc. filed July 11, 2011

(d)(2)	Confidentiality Agreement, dated as of May 2, 2011, between Lonza Acquisition Corp. and Arch Chemicals, Inc.
(g)	Not applicable
(h)	Not applicable

Item 13. Information Required by Schedule 13E−3.

          Not applicable.

SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2011
LG Acquisition Corp.

	By:	/s/ J.R. Colleluori
	Name:	J.R. Colleluori
	Title:	S.V.P. Corp. Development

Lonza Group Ltd.

	By:	/s/ Marc Funk
	Name:	Marc Funk
	Title:	Group General Counsel

	By:	/s/ J.R. Colleluori
	Name:	J.R. Colleluori
	Title:	S.V.P. Corp. Development

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 15, 2011
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on July 15, 2011
(a)(1)(G)	Form of Notice to Participants in the Arch Chemicals, Inc. Contribution Employee Ownership Plan
(a)(1)(H)	Form of Instruction Form for Participants in the Arch Chemicals, Inc. Contribution Employee Ownership Plan
(a)(1)(I)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D−9 of Arch Chemicals, Inc. filed July 15, 2011, incorporated herein by reference
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)

Joint Press Release issued by Lonza Group Ltd. and Arch Chemicals, Inc., dated July 11, 2011, incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO of LG Acquisition Corp. filed July 11, 2011.

(a)(5)(B)	Presentation to Investors, dated July 11, 2011, incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO of LG Acquisition Corp. filed July 11, 2011
(a)(5)(C)	Transcript of Analyst Conference Call, incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(D)	Transcript of Analyst Conference Call, incorporated herein by reference to Exhibit (a)(5)(D) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(E)	FAQ for Customers, incorporated herein by reference to Exhibit (a)(5)(E) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(F)	FAQ for Suppliers, incorporated herein by reference to Exhibit (a)(5)(F) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(G)	Transcript of Media Conference Call, incorporated by reference to Exhibit (a)(5)(G) to Schedule TO of LG Acquisition Corp. filed July 13, 2011
(a)(5)(H)	Transcript of Media Conference Call, incorporated by reference to Exhibit (a)(5)(H) to Schedule TO of LG Acquisition Corp. filed July 13, 2011
(a)(5)(I)	Joint Press Release issued by Lanza Group Ltd. and Arch Chemicals, Inc., dated July 15, 2011
(b)(1)	Mandate Letter, dated as of July 10, 2011, by and among Lonza Group Ltd. and the Initial Banks named therein
(b)(2)	Ancillary Letter, dated as of July 13, 2011, by and among Lonza Group Ltd. and the Initial Banks named therein
(d)(1)

Agreement and Plan of Merger, dated as of July 10, 2011, by and among Lonza Group Ltd., LG Acquisition Corp. and Arch Chemicals, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of Arch Chemicals, Inc. filed July 11, 2011

(d)(2)	Confidentiality Agreement, dated as of May 2, 2011, between Lonza Acquisition Corp. and Arch Chemicals, Inc.
(g)	Not applicable
(h)	Not applicable